Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of October, 2003                    Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]  Form 40-F __

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __  No [X]


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Grupo Radio Centro, S.A. de C.V.
                                          (Registrant)

Date: October 28, 2003                     By:  /s/ Pedro Beltran Nasr
                                                --------------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title:   Chief Financial Officer

                           [LOGO] GRUPO RADIO CENTRO

                                EARNINGS RELEASE

IR Contacts:

In Mexico:
Pedro Beltran/Alfredo Azpeitia
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York:
Maria Barona
Blanca Hirani
i+advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

[LOGO] NYSE

[SEAL]

                                                           For Immediate Release

                                                                October 28, 2003

--------------------------------------------------------------------------------
                          GRUPO RADIO CENTRO ANNOUNCES
                          THIRD QUARTER AND NINE MONTHS
                                RESULTS FOR 2003
--------------------------------------------------------------------------------

Mexico  City,  October  28,  2003 - Grupo  Radio  Centro,  S.A.  de  C.V.  (BMV:
RCENTRO-A, NYSE: RC) (the "Company"), Mexico's leading radio broadcasting company, announced today its results of operations for the third quarter and nine months ended September 30, 2003. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of September 30, 2003.

Third Quarter Results

For the three months ended September 30, 2003, broadcasting revenue was Ps. 175,915,000, a 15.2% increase compared to Ps. 152,748,000 reported during the same period of 2002. This increase was mainly attributable to a general increase in advertising expenditures by radio advertisers during the third quarter of 2003.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the three months ended September 30, 2003 were Ps. 127,804,000, reflecting a slight increase when compared with Ps. 126,339,000 reported for the same period of 2002.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the third quarter ended September 30, 2003 was Ps. 48,111,000, representing an increase of 82.2% compared to Ps. 26,409,000 reported for the same period of 2002, mainly as a result of the increase in broadcasting revenue.

Depreciation and amortization for the third quarter of 2003 was Ps. 27,875,000, representing an increase of 12.6% compared to Ps. 24,754,000 reported for the same period of 2002. This increase was mainly due to the accelerated amortization of goodwill associated with the purchase of one of the Company's subsidiaries, the operations of which were discontinued during 2003.

                                                Grupo Radio Centro, S.A. de C.V.
                                                      Third Quarter 2003 Results
                                                                     Page 2 of 6

The Company's corporate, general and administrative expenses for the third quarter ended September 30, 2003 were Ps. 10,601,000, a decrease of 12.5% compared to Ps. 12,122,000 reported for the same period of 2002. This reduction was mainly attributable to a decrease in administrative and corporate expenses during the third quarter of 2003 in comparison with the same period of 2002.

The Company's operating income during the third quarter of 2003 was Ps. 9,635,000, compared to an operating loss of Ps. 10,467,000 reported for the same period of 2002. This increase resulted from the rise in broadcasting income.

The Company's comprehensive financing cost for the three months ended September 30, 2003 was Ps. 6,009,000, an increase of 98.4% compared to a comprehensive financing cost of Ps. 3,028,000 reported for the same period in 2002. This unfavorable change was primarily attributable to a substantially lower gain on monetary position, which decreased from Ps. 8,416,000 in the third quarter of 2002 to Ps. 128,000 during the third quarter of 2003 which was largely offset by a reduction in foreign exchange loss from Ps. 7,343,000 in the third quarter of 2002 to a gain of Ps. 392,000 for the same period of 2003, resulting mainly from the conversion of the Company's U.S. dollar-denominated bank loans to Mexican peso-denominated bank loans, during the fourth quarter of 2002.

Other expenses, net, for the three months ended September 30, 2003 were Ps. 17,109,000, compared to Ps. 20,215,000 reported for the same period of 2002. This 15.4% decrease is primarily attributable to lower expenses due to the termination of operations of certain Internet-related Company subsidiaries.

During the third quarter of 2003, the Company's loss before provisions for income tax and employee profit sharing was Ps. 13,483,000, compared to a loss before provisions of Ps. 33,710,000, reported for the same period in 2002. Due to the favorable decrease in loss before provisions, the Company recorded provisions of Ps. 161,000 for income tax and employee profit sharing for the third quarter of 2003 compared to the same period in 2002 for which no provisions for income tax and employee profit sharing were recorded.

As a result of the foregoing, the Company reported net loss for the third quarter of 2003 of Ps. 13,644,000, a substantial reduction when compared to a net loss of Ps. 33,710,000 reported for the same period of 2002.

Nine Months Results

For the nine months ended September 30, 2003, broadcasting revenue was Ps. 619,500,000, representing a 35.0% increase compared to Ps. 459,033,000 reported for the same period of 2002. This increase was mainly attributable to higher advertising expenditures from political parties, in connection with the congressional elections that took place on July 6, 2003.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) during the nine months ended September 30, 2003, were Ps. 369,753,000, a 3.3% decrease compared to Ps. 382,324,000 reported for the same period of 2002. This decrease is primarily attributable to lower expenses in connection with the cancellation of unprofitable programming during 2003 compared to 2002.

                                                Grupo Radio Centro, S.A. de C.V.
                                                      Third Quarter 2003 Results
                                                                     Page 3 of 6

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the nine months ended September 30, 2003 was Ps. 249,747,000, which was more than three times the broadcasting income of Ps. 76,709,000 reported for the same period of 2002. This increase was mainly attributable to higher broadcasting revenue.

Depreciation and amortization for the nine months ended September 30, 2003 was Ps. 83,310,000, representing an increase of 13.8% compared to Ps. 73,193,000 reported for the same period of 2002. This increase is mainly attributable to the factors mentioned above for the third quarter of 2003.

The Company's corporate, general and administrative expenses during the nine months ended September 30, 2003 were Ps. 39,026,000, an increase of 10.6% compared to Ps. 35,288,000 reported for the same period of 2002. This increase was mainly due to higher corporate and administrative fees paid to Infored in connection with the production of the radio news program Monitor as a result of the increase in broadcasting revenues during 2003.

As a result of the increase in broadcasting income, the Company reported operating income of Ps. 127,411,000 for the nine months ended September 30, 2003, compared to an operating loss of Ps. 31,772,000 reported for the same period of 2002.

The Company's comprehensive financing cost for the first nine months of 2003 was Ps. 25,515,000, a reduction of 38.1% compared to a comprehensive financing cost of Ps. 41,198,000 for the same period of 2002. This favorable change is mainly attributable to a decrease in the foreign exchange loss, net, which went from Ps. 40,473,000 for the first nine months of 2002 to Ps. 6,718,000 for the same period of 2003, as a result of the conversion of the Company's U.S. dollar-denominated bank loans to Mexican peso-denominated bank loans during the fourth quarter of 2002. This favorable change was partially offset by a lower gain on monetary position in 2003 compared to 2002 as well as an increase in interest expense resulting from an increase in interest rates.

Other expenses, net, for the first months of 2003 were Ps. 51,486,000, representing a 1.8% increase compared to Ps. 50,563,000 reported for the same period of 2002.

During the first nine months of 2003, the Company reported income before provisions for income tax and employee profit sharing of Ps. 50,410,000, compared to a loss before provisions for income tax and employee profit sharing of Ps. 123,533,000 reported for the same period in 2002. For the nine months ended September 30, 2002, the Company recorded no provisions for income tax and employee profit sharing principally due to the loss before provisions during this period compared to provisions for income tax and employee profit sharing of Ps. 2,211,000 for the same period of 2003.

As a result of the foregoing, the Company had a net income of Ps. 48,199,000 for the nine months ended September 30, 2003, compared to a net loss of Ps. 123,533,000 for the same period of 2002.

                                                Grupo Radio Centro, S.A. de C.V.
                                                      Third Quarter 2003 Results
                                                                     Page 4 of 6

Other Matters:

Bank Debt

During the period from September 2002 to September 2003, the Company's total bank debt decreased approximately Ps. 144.1 million, from Ps. 392.6 million at September 30, 2002 to Ps. 248.5 million at September 30, 2003, substantially reducing the financial risk of the Company.

Dividends

At the Company's Ordinary Shareholders' Meeting held on August 12, 2003, the shareholders approved the payment of a dividend in the amount of Ps. 55,000,000, equivalent to Ps. 0.33799 per Series A Share. The dividend was paid out of retained earnings on August 22, 2003. Only for reference, the dividend in US Dollars amounted USD$ 5,068,797.40 at an exchange rate of Ps. 10.8507 per US Dollar, in accordance with the Mexican Official Gazette as of August 22, 2003.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

--------------------------------------------------------------------------------
Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
     for the three-month and nine-month periods ended September 30, 2003 and
      2002 expressed in Mexican Pesos ("Ps.") with purchasing power as of September 30, 2003 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------

                                                          --------------------------------------------------------------------------
                                                                      3rd Quarter                Accumulated 9 months
                                                          --------------------------------------------------------------------------
                                                                    2003              2002                2003               2002
                                                           U.S.$(1)       Ps.          Ps.       U.S.$(1)        Ps.          Ps.
                                                          ---------    --------     --------     --------     --------     --------
Broadcasting revenue (2)                                    16,099      175,915      152,748       56,693      619,500      459,033
Broadcasting expenses, excluding depreciation,
  amortization and corporate expenses                       11,696      127,804      126,339       33,838      369,753      382,324
                                                          --------     --------     --------     --------     --------     --------
Broadcasting income                                          4,403       48,111       26,409       22,855      249,747       76,709
                                                          --------     --------     --------     --------     --------     --------

Depreciation and amortization                                2,551       27,875       24,754        7,624       83,310       73,193
Corporate general and administrative expenses                  970       10,601       12,122        3,571       39,026       35,288
                                                          --------     --------     --------     --------     --------     --------
Operating  (loss) income                                       882        9,635      (10,467)      11,660      127,411      (31,772)
                                                          --------     --------     --------     --------     --------     --------

Comprehensive financing cost:
  Interest expense                                            (612)      (6,687)      (5,102)      (1,930)     (21,088)     (14,963)
  Interest income (2)                                           14          158        1,001           74          808        1,804
  Foreign exchange gain (loss), net                             36          392       (7,343)        (615)      (6,718)     (40,473)
  Gain on monetary position                                     12          128        8,416          136        1,483       12,434
                                                          --------     --------     --------     --------     --------     --------
                                                              (550)      (6,009)      (3,028)      (2,335)     (25,515)     (41,198)

Other expenses, net                                         (1,566)     (17,109)     (20,215)      (4,712)     (51,486)     (50,563)
                                                          --------     --------     --------     --------     --------     --------
Income (loss) before the following provisions               (1,234)     (13,483)     (33,710)       4,613       50,410     (123,533)

Provisions for income tax & employee profit
  sharing                                                       15          161            0          202        2,211            0
                                                          --------     --------     --------     --------     --------     --------
Net (loss) income                                           (1,249)     (13,644)     (33,710)       4,411       48,199     (123,533)

Net (loss) income applicable to:
  Majority interest                                         (1,249)     (13,644)     (33,724)       4,411       48,197     (123,548)
  Minority interest                                              0            0           14            0            2           15
                                                          --------     --------     --------     --------     --------     --------
                                                            (1,249)     (13,644)     (33,710)       4,411       48,199     (123,533)
                                                          ========     ========     ========     ========     ========     ========

Net income for the LTM per Series A Share(3)                                                       $0.098        1.069       (0.573)
Net income for the LTM per ADS(3)                                                                  $0.881        9.624       (5.161)
Weighted average common shares outstanding for
  the LTM (000's)(3)                                                                                           162,720      163,795
------------------------------------------------------------------------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9272 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2003.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2003 and 2002 was Ps. 477,000 and Ps. 138,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2003 and 2002 was Ps.725,000 and Ps. 453,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

--------------------------------------------------------------------------------
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                      CONSOLIDATED UNAUDITED BALANCE SHEETS
                        as of September 30, 2003 and 2002
     in Mexican Pesos ("Ps.") with purchasing power as of September 30, 2003
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------

                                                                   ---------------------------------------
                                                                                September 30
                                                                   ---------------------------------------
                                                                              2003                 2002
                                                                    U.S.$(1)         Ps.            Ps.
                                                                   ----------    ----------     ----------
                              ASSETS
Current assets:
  Cash and temporary investments                                        7,031        76,826         79,693
                                                                   ----------    ----------     ----------

Accounts receivable:
  Broadcasting, net                                                    19,204       209,847        125,761
  Other                                                                   946        10,332          7,526
  Income tax recoverable                                                    0             0          9,231
  Value added tax recoverable                                               0             0          2,344
                                                                   ----------    ----------     ----------
                                                                       20,150       220,179        144,862

Guarantee deposit                                                         633         6,915          7,178
Prepaid expenses                                                        1,372        14,995         12,340
                                                                   ----------    ----------     ----------
  Total current assets                                                 29,186       318,915        244,073

Prepaid expenses                                                        8,946        97,751        110,906
Property and equipment, net                                            42,950       469,324        491,431
Deferred charges, net                                                   1,542        16,855         16,812
Guarantee deposit                                                         211         2,306          9,570
Excess of cost over book value of subsidiaries                         70,383       769,091        858,918
Other assets                                                              287         3,140          4,204
                                                                   ----------    ----------     ----------
                           Total assets                               153,505     1,677,382      1,735,914
                                                                   ==========    ==========     ==========

                            LIABILITIES
Current:
  Notes payable                                                         8,613        94,118        187,844
  Advances from customers                                               7,176        78,415         72,427
  Other accounts payable and accrued expenses                           5,592        61,104        111,325
  Taxes payable                                                         2,229        24,360          4,301
                                                                   ----------    ----------     ----------
     Total current liabilities                                         23,610       257,997        375,897

Long-Term:
  Deferred income tax                                                   5,795        63,328         77,620
  Notes payable                                                        14,131       154,414        204,730
  Reserve for labor obligations                                         2,675        29,226         23,415
                                                                   ----------    ----------     ----------
                           Total liabilities                           46,211       504,965        681,662
                                                                   ----------    ----------     ----------

                       STOCKHOLDERS' EQUITY
Capital stock                                                          96,420     1,053,598      1,053,895
Retained earnings                                                      15,175       165,816         47,415
Provision for repurchase of shares                                      3,414        37,308         37,374
Accumulated effect of deferred income tax                              (8,150)      (89,058)       (89,021)
Surplus on restatement of capital                                         390         4,258          4,099
Minority interest                                                          45           495            490
                                                                   ----------    ----------     ----------
     Total stockholders'  equity                                      107,294     1,172,417      1,054,252
                                                                   ----------    ----------     ----------
               Total liabilities and stockholders' equity             153,505     1,677,382      1,735,914
                                                                   ==========    ==========     ==========

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9272 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2003.